Performance Fee Amendment
AMENDMENT effective as of November 30, 2007, to that certain Portfolio Management Agreement dated November 1 2004, (“Agreement”) between IronBridge Capital Management, an Illinois limited partnership, (“Specialist Manager”) and The Hirtle Callaghan Trust, a Delaware business trust (“Trust”).
WHEREAS, the Trust has retained the Specialist Manager to provide a continuous program of investment management for a portion of the assets of The Small Capitalization Equity Portfolio of the Trust (“Account”) pursuant to the Agreement; the Trust desires to compensate the Specialist Manager for its services based, in part, on the performance achieved by the Specialist Manager for the Account;
NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, it is agreed between the parties to amend the Agreement by deleting Section 4 in its entirety and replacing it with the following new Section 4:
Section 4 Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Specialist Manager under this Agreement, the Specialist Manager shall not be liable for any expenses of the Trust including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Portfolio Management Agreement, Specialist Manager shall be entitled to receive a fee as follows:
Initial Period. Under the Performance Fee Amendment, Specialist Manager’s fee would be adjusted to reflect the performance of the Account only after the Performance Fee Amendment has been in effect for 12 months (“Initial Period”) following the date (“Effective Date”) on which the Performance Fee Amendment becomes effective.
For each of the first three quarters of the Initial Period, Specialist Manager shall receive a fee (“Base Fee”) calculated at the annual rate of .60% of the average daily net assets of the Account for that quarter, divided by 365 and then multiplied by the number of days in that quarter. For the fourth quarter of the Initial Period, Specialist Manager shall receive a fee equal to an annual rate of .60% of the average daily net assets of the Account for that quarter, divided by 365 and then multiplied by the number of days in that quarter plus or minus a Performance Component multiplied by the average net assets of the Account for the Initial Period. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the Account without regard to expenses incurred in the operation of the Account (“Gross Total Return”) during the Initial Period, and (ii) the return of the Russell 2000 Index (“Index Return”) during the Initial Period plus 60 basis points; and (b) multiplying the resulting factor by 25%.
Subsequent Quarterly Periods. For each quarter following the fourth quarter of the Initial Period, Specialist Manager will receive a quarterly fee of 15 basis points plus or minus 25% of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period and set forth above) multiplied by the average net assets of the Account for the immediately preceding 12 month period, on a “rolling basis.” This means that, at each quarterly fee calculation, the Gross Total Return of the Account, the Index Return and the average net assets of the Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation.

Hirtle Callaghan Trust
IronBridge Capital Management
Performance Fee Amendment
Maximum Performance Adjusted Fee. Notwithstanding the formula set forth above, the maximum fee to which Specialist Manager shall be entitled with respect to any 12 month period shall be 1.20% of the average net assets of the Account (or 120 basis points). The maximum fee to which Specialist Manager shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .30% of the average net assets of the Account (or 30 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Account outperforms the Index by a factor of at least 300 basis points.
Minimum Contractual Fee. There is no minimum fee payable to Specialist Manager under the Performance Fee Amendment. Stated another way, Specialist Manager could, under certain circumstances, receive no fee at all for a given period. This would occur, however, only in the event that the Account underperforms the Russell 2000 Index by a factor of at least 180 basis points.
Recoupment Feature. The Performance Fee Amendment provides for a “recoupment feature” with respect to the Initial Period. If the aggregate of the payments to Specialist Manager made with respect to the first four quarters following the Effective Date exceed the Performance Adjusted Fee to which Specialist Manager would be entitled with respect to the Initial Period, advisory fees payable to Specialist Manager with respect to each succeeding quarter will be reduced until the difference between the aggregate quarterly fees received by Specialist Manager with respect to the Initial Period and such Performance Adjusted Fee is fully recouped by the Account. Specialist Manager could, therefore, not be entitled to receive any advisory fee payment following the Initial Period, depending on the performance actually achieved by the Account during such period.
In the event of termination of this Agreement, all compensation due to the Specialist Manager through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination. This Amendment shall become effective as of the first date written above.

IronBridge Capital Management, LP:		The Hirtle Callaghan Trust on behalf of The Small Cap Equity Portfolio:

By:	/s/ Christopher C. Faber	By:	/s/ Robert Zion

Date:	12/19/07	Date:	11/28/07